**Shockwave Motors Inc.**
**Statements of Comprehensive Income**
**(Unaudited)**

|  | Year Ended December 31, 2019 | Year Ended December 31, 2018 |
|---|---|---|
| Revenue | $ - | $ - |
| Cost of sales |  | - |
| Gross profit | - | - |
|  |  |  |
| Operating expenses: |  |  |
| Advertising | 862 | - |
| Contract labor | - | 1,000 |
| Vehicle expense | 1,050 | 793 |
| Travel | 997 | 1,414 |
| General and administrative | 5,587 | 2,054 |
| Total operating expenses | 8,496 | 5,261 |
| Loss from operations | (8,496) | (5,261) |
|  |  |  |
| Other income / (expense) | 5,000 | - |
|  |  |  |
| Loss before income taxes | (3,496) | (5,261) |
|  |  |  |
| Provision for income taxes | - | - |
|  |  |  |
| Net loss | $ (3,496) | $ (5,261) |